UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41933

Haoxi Health Technology Limited

(Translation of registrant’s name into English)

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Securities Purchase Agreement

On May 18, 2026, Haoxi Health Technology Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Mr. Zhen Fan (the “Purchaser”), the Company’s Chief Executive Officer and the chairman of the board of the directors (the “Board”) , pursuant to which the Company agreed to issue and sell to the Purchaser, and the Purchaser agreed to purchase from the Company, 40,000,000 Class B ordinary shares of the Company, par value US$0.0025 per share (the “Shares”), at a purchase price of US$0.018 per share, for an aggregate purchase price of US$720,000, subject to the terms and conditions set forth in the Purchase Agreement.

The purchase price per Share represents approximately 101.12% of the closing price of the Company’s Class A ordinary shares as reported on Nasdaq.com on May 18, 2026. The Company intends to use the net proceeds from the sale of the Shares for working capital and general corporate purposes.

The Shares are being offered and sold in reliance upon exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), including Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder. The Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions of the Company and the Purchaser. The closing of the transaction is subject to the satisfaction or waiver of customary closing conditions set forth in the Purchase Agreement, including, among others, the delivery of the purchase price by the Purchaser and the issuance of the Shares by the Company.

The transaction contemplated by the Purchase Agreement constitutes a related-party transaction. On May 18, 2026, the audit committee of the Board (the “Committee”) reviewed the Purchase Agreement and the proposed issuance and sale of the Shares to the Purchaser, including potential conflicts of interest, and approved the Purchase Agreement and the transaction contemplated therein. The Committee determined that the issuance and sale of the Shares to the Purchaser for the aggregate purchase price of US$720,000 is fair and reasonable to the Company and its shareholders and that the negotiations were conducted on an arm’s-length basis. The transaction contemplated by the Purchase Agreement is expected to close on or about May 19, 2026.

Immediately following the closing of the transaction contemplated by the Purchase Agreement, the Purchaser will beneficially own 40,690,800 Class B ordinary shares, representing approximately 83.83% of the aggregate voting power of the Company’s outstanding ordinary shares.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: May 19, 2026	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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